March 31, 2005


Mail Stop 0409 and FAX (704) 944-2039

Mr. Philip S. Payne
Chairman of the Board of Directors and Chief Financial Officer
301 S. College St., Suite 3850
Charlotte, NC 28202-6024

Re:	BNP Residential Properties, Inc.
	Form 10-K for the year ended 12/31/2004
	File No. 001-09496

Dear Mr. Philip S. Payne:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 7.   Management`s Discussion and Analysis of Financial
Condition
and Results Of Operations.

Funds from Operations, pages 22 - 24
1. Tell us how you considered the guidance in Item 10(e) of Regulation S-K when adjusting FFO to add back non-cash expense for amortization and write-off of unamortized loan costs, less recurring
capital expenditures to arrive at FAD.   Demonstrate the
usefulness
in adjusting for these recurring items. Reference is made to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures issued by the Commission. In addition, clarify how you determined reconciling from FFO to arrive at FAD complied with the requirements in Item 10(e)(1)(i)(B) of Regulation S-K.

Financial Statements and Notes

Note 11 - Subsequent Events, page 64
2. Clarify the nature of the economic interests you hold in the limited partnerships associated with the Boddie Investment Company acquisition. Are there any voting rights associated with these interests? Tell us what accounting literature you are relying upon to determine whether you will consolidate these partnerships and whether you considered the economic interests in the limited partnerships to be potential variable interests under FIN 46(R).

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Wilson K. Lee, at (202) 824-5535 or me, at
(202)
942-1975 if you have questions.



						Sincerely,



Cicely Luckey
Senior Staff Accountant
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BNP Residential Properties, Inc.
March 31, 2005
Page 1